Exhibit 20

                                                            NASDAQ SYMBOL:  FSLA

FIRST SENTINEL BANCORP, INC.
1000 Woodbridge Center Drive, PO Box 5003, Woodbridge, New Jersey 07095
Phone: (732) 726-9700     Internet: www.firstsentinelbancorp.com

NEWS RELEASE
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FOR IMMEDIATE RELEASE                         CONTACT:  Ann C. Clancy
December 3, 2001                                        Investor Relations
                                                        Ph: (732) 726-9700 x5514
                                                        Fax: (732) 726-5541



                   FIRST SENTINEL BANCORP SELLS $25.0 MILLION
                          OF TRUST PREFERRED SECURITIES

Woodbridge, NJ - The Board of Directors of First Sentinel Bancorp, Inc., ("First Sentinel") (NASDAQ: FSLA) the holding company for First Savings Bank, announced today that it has completed its offering of trust preferred securities in the aggregate amount of $25.0 million. The securities were issued by a special purpose business trust formed by First Sentinel and were sold to a pooled investment vehicle sponsored by Sandler O'Neill & Partners, L.P. and Salomon Smith Barney Inc. in a private transaction. The securities were sold pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended (the "Act"), and have not been registered under the Act. Sandler O'Neill assisted First Sentinel in the placement of the trust preferred securities. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Of the $25.0 million of trust preferred securities sold, $12.5 million have a floating rate of interest, which is reset semi-annually, equal to 6-month LIBOR plus 3.75%. The floating rate, however, may not exceed 11.0% for the first five years. The remaining $12.5 million of trust preferred securities have a fixed rate of interest of 9.95%.

First  Sentinel  intends to use the proceeds from the sale of the securities for
general  corporate   purposes,   including  the  payment  of  dividends  on  and
repurchases of First Sentinel's common stock.


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This press release shall not constitute an offer to sell or the  solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state.

First Sentinel, through its subsidiary, First Savings Bank, operates 22 branch offices in Middlesex, Monmouth, Mercer and Union Counties, New Jersey.

Statements contained in this news release that are not historical fact are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated due to a large number of factors. Factors that may cause a difference include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, real estate values, loan loss provisions, competition, customer retention and changes in legislation and regulation. First Sentinel assumes no obligation for updating any such forward-looking statements at any time.

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